EXHIBIT 99.1

O2Micro Announces Shareholders’ Approval of Merger Agreement

GEORGE TOWN, Grand Cayman, Feb. 01, 2023 (GLOBE NEWSWIRE) -- O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held on January 31, 2023 (Cayman Islands Time), the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of September 30, 2022, among the Company, FNOF Precious Honour Limited (“Parent”) and Rim Peak Technology Limited, a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the consummation of the transactions contemplated thereby, including the Merger.

Over 99% of the Company’s total outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares (each representing fifty (50) ordinary shares of the Company) (the “ADSs”), voted in person or by proxy as a single class at the EGM. Of the ordinary shares voted at the EGM, approximately 99.8% voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands.

The completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger in due course. If and when completed, the Merger would result in the Company becoming a private company and its ADSs would no longer be listed or traded on any securities exchange or quotation system, including the Nasdaq Global Select Market, and the Company’s ADS program would be terminated.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, and Automotive markets. Products include Backlighting, and Battery Power Management. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company as well as the Schedule 13E-3 and the proxy statement filed by the Company. Further information regarding these and other factors, risks and uncertainties is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com